UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July, 2015

Commission File No.: 001-37408

DHX MEDIA LTD.

(Translation of the registrant’s name into English)

1478 Queen Street

Halifax, Nova Scotia, Canada

B3J 2H7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐              Form 40- F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FURNISHED

See the Exhibit Index hereto for a list of the documents furnished herewith and forming a part of this Form 6-K.

The document listed in the Exhibit Index as Exhibit 99.2 below is hereby incorporated by reference as an exhibit to the Registration Statement of DHX Media Ltd. on Form F-10 (File No. 333-205210), as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHX Media Ltd.

Date: July 9, 2015	By:	/s/ Mark Gosine
Name: Mark Gosine
Title: Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated July 9, 2015
99.2	Material Change Report dated July 9, 2015